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SEP 17 2009

Washington, DC
106

CI ~~Financial~~

82-4994

Fund Management

SUPPL

09047051

Quarterly Report

June 30, 2009

Q2

dw 9/30

Table of Contents

Financial Highlights

(in thousands of dollars, except per share amounts)	As at June 30, 2009	As at March 31, 2009	As at June 30, 2008	% change quarter-over-quarter	% change year-over-year
Fee-earnings assets	87,352,288	78,044,339	104,052,115	12	(16)
Retail assets under management	56,016,044	49,530,729	65,102,547	13	(14)
Shares outstanding	292,396	292,518	278,791	–	5

	For the quarters ended			% change quarter-over-	% change
	June 30, 2009	March 31, 2009	June 30, 2008	quarter	year-over-year
Average retail assets under management	53,726,893	48,680,760	65,839,458	10	(18)
Gross sales of managed funds	2,323,822	2,132,028	3,050,031	9	(24)
Redemptions of managed funds	1,660,829	1,953,656	2,176,881	(15)	(24)
Net sales of managed funds	662,993	178,372	873,150	272	(24)
Net income	50,609	58,800	134,671	(14)	(62)
Earnings per share	0.17	0.20	0.48	(15)	(65)
EBITDA[1]	124,555	123,925	171,877	1	(28)
EBITDA[1] per share	0.43	0.42	0.62	2	(31)
Pre-tax operating earnings[1] per share	0.41	0.36	0.53	14	(23)
Dividends per share	0.15	0.16	0.49	(6)	(69)
Average shares outstanding	292,473	293,187	279,127	–	5

	For the six months ended June 30, 2009	For the six months ended June 30, 2008	% change
Average retail assets under management	51,217,766	63,828,613	(20)
Gross sales of managed funds	4,455,850	6,523,610	(32)
Redemptions of managed funds	3,614,485	5,144,631	(30)
Net sales of managed funds	841,365	1,378,979	(39)
Net income	109,409	274,043	(60)
Earnings per share	0.37	0.98	(62)
EBITDA[1]	248,480	353,381	(30)
EBITDA per share[1]	0.85	1.26	(33)
Pre-tax operating earnings per share[1]	0.78	1.04	(25)
Dividends per share	0.31	1.03	(70)
Average shares outstanding	292,818	279,366	5

[1]EBITDA (Earnings before interest, taxes, depreciation and amortization) and pre-tax operating earnings are not standardized earnings measures prescribed by GAAP; however, management believes that most of its shareholders, creditors, other stakeholders and investment analysts prefer to include the use of these performance measures in analyzing CI's results. CI's method of calculating these measures may not be comparable to similar measures presented by other companies. EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow.

A reconciliation of EBITDA to net income is provided on page 12.

A reconciliation of pre-tax operating earnings to income before income taxes is provided on page 11.

Letter to Shareholders

Dear Shareholders,

In the second quarter of 2009, financial markets rebounded from their first quarter lows, with the S&P/TSX Composite Index returning 20% over the three months. Similarly, the S&P 500 Index climbed 7%, the Dow Jones Industrial Average rose 3% and the MSCI World index gained 11% in Canadian dollar terms, as the Canadian dollar itself strengthened by 9% over the quarter.

CI reported net sales of $663 million in the second quarter, a noteworthy level given the market environment of the past year and the reticence of investors to place new money. CI's average retail assets under management jumped 10.4% from the average level for the first quarter, but are still 18% below the average for the second quarter last year. On the dealer side, revenues are still being affected by lower sales of investment products and relatively quiet capital markets activity, although service fee revenues have rebounded in line with the recovery in financial markets.

CI's net income, adjusted for equity-based compensation, in the quarter ended June 30, 2009 was $58.2 million or $0.20 per share, up 13% from $51.3 million or $0.17 per share in the first quarter, and down 57% from $135.8 million or $0.49 per share in the quarter ended June 30, 2008. Adjusted EBITDA, which provides a pre-tax measure of underlying profitability, was $135.8 million or $0.46 per share, up 9% from $124.7 million or $0.43 per share in the first quarter and down 22% from $173.6 million or $0.62 per share in the second quarter last year.

While our spending during the quarter was contained significantly below the growth in assets under management, our operating profit margin declined slightly. There are two main reasons for this. With interest rates at historic lows, our money market fund management fees were reduced in order to maintain positive fund yields. Also, we continue to attract new institutional mandates, which are profitable, but are resulting in an overall business mix with slightly lower margins.

During the quarter, we were successful in cutting $45 million from selling, general and administrative costs (before equity-based compensation) on an annualized basis, relative to the levels of the third quarter of 2008, and we remain committed to this target.

Outlook

Despite the economic recession and continued uncertainty on financial markets, CI is recording steady sales. Our net sales in July were $159 million.

The S&P/TSX Composite Index is up 4% and the U.S. markets are up 10% since June 30. CI's assets under management are currently up more than 8% from the average for the second quarter.

The Board of Directors declared monthly dividends of $0.05 per share payable on September 15, October 15 and November 13, 2009 to shareholders of record on August 31, September 30, and October 31, 2009, respectively.

William T. Holland
Chief Executive Officer

Stephen A. MacPhail
President

Management's Discussion and Analysis

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") dated August 4, 2009 presents an analysis of the financial position of CI Financial Corp. and its subsidiaries ("CI") as at June 30, 2009, compared with December 31, 2008, and the results of operations for the six months and quarter ended June 30, 2009, compared with the six months and quarter ended June 30, 2008 and the quarter ended March 31, 2009.

Unless the context otherwise requires, all references to CI are to CI Financial Corp. and, as applicable, its predecessors, CI Financial Income Fund and CI Financial Inc. together with the entities and subsidiaries controlled by it and its predecessors.

Financial information, except where noted otherwise, is presented in accordance with Canadian generally accepted accounting principles ("GAAP") and amounts are expressed in Canadian dollars. The principal subsidiaries referenced herein include CI Investments Inc. ("CI Investments"), United Financial Corporation ("United"), Assante Wealth Management (Canada) Ltd. ("AWM") and Blackmont Capital Inc. ("Blackmont"). The Asset Management segment of the business includes the operating results and financial position of CI Investments and United. The Asset Administration segment includes the operating results and financial position of Blackmont and AWM and its subsidiaries, including Assante Capital Management Ltd. ("ACM") and Assante Financial Management Ltd. ("AFM").

This MD&A contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI and its products and services, including its business operations, strategy and financial performance and condition. When used in this MD&A, such statements use such words as "may", "will", "expect", "believe", and other similar terms. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described under "Risk Factors" or discussed in other materials filed with applicable securities regulatory authorities from time to time. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. The reader is cautioned against undue reliance on these forward-looking statements. For a more complete discussion of the risk factors that may impact actual results, please refer to the "Risk Factors" section of this MD&A and to the "Risk Factors" section of CI's Annual Information Form dated March 25, 2009, which is available at www.sedar.com.

This MD&A includes several non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. However, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to include the use of these financial measures in analyzing CI's results. These non-GAAP measures and reconciliations to GAAP, where necessary, are shown as highlighted footnotes to the discussion throughout the document.

SUMMARY OF QUARTERLY RESULTS

(millions of dollars, except per share amounts)

	2009		2008				2007		
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
INCOME STATEMENT DATA									
Management fees	251.0	229.1	243.3	302.7	316.9	301.0	322.2	326.3	329.7
Administration fees	54.4	51.7	58.7	60.0	72.8	74.4	81.3	75.6	94.6
Other revenues	13.7	20.8	22.4	18.4	19.0	22.3	23.6	15.9	16.7
Total revenues	319.1	301.6	324.4	381.1	408.7	397.7	427.1	417.8	441.0
Selling, general and administrative	87.9	76.4	79.8	80.3	94.7	77.8	92.4	88.5	92.4
Trailer fees	71.5	65.7	70.7	88.1	91.4	85.9	93.8	92.9	93.1
Investment dealer fees	32.2	30.3	35.5	40.2	46.4	47.4	51.8	49.5	56.0
Amortization of deferred sales commissions	39.5	38.6	37.7	36.5	35.0	33.4	32.1	30.9	29.4
Interest expense	6.4	6.5	11.2	10.7	12.9	11.8	11.4	10.6	10.0
Other expenses	6.2	9.0	14.6	25.5	9.0	9.5	9.4	7.7	9.8
Total expenses	243.7	226.5	249.5	281.3	289.4	265.8	290.9	280.1	290.7
Income before income taxes	75.4	75.1	74.9	99.8	119.3	131.9	136.2	137.7	150.3
Income taxes	24.8	16.3	21.7	(18.3)	(15.4)	(7.5)	(51.5)	(6.0)	(1.3)
Net income	50.6	58.8	53.2	118.1	134.7	139.4	187.7	143.7	151.6
Earnings per share	0.17	0.20	0.19	0.42	0.48	0.50	0.66	0.50	0.54
Dividends per share	0.15	0.16	0.17	0.51	0.50	0.51	0.57	0.56	0.54

Overview

CI is a diversified wealth management firm and one of Canada's largest independent investment fund companies. CI was structured as an income trust from June 30, 2006 to December 31, 2008. In October 2008, CI announced that it would convert back to a corporate structure and on January 1, 2009, effected that conversion. References to CI should be considered as a continuation of the predecessor organization, CI Financial Income Fund. All references to "shares" refer collectively to common shares subsequent to December 31, 2008 and to units prior to the conversion. All references to "dividends" refer collectively to payments to shareholders subsequent to December 31, 2008 and to payments to unitholders prior to the conversion.

The principal business of CI is the management, marketing, distribution and administration of mutual funds, segregated funds, structured products and other fee-earning investment products for Canadian investors. They are distributed primarily through brokers, independent financial planners and insurance advisors, including ACM, AFM and Blackmont financial advisors. CI operates through two business segments, Asset Management and Asset Administration. The Asset Management segment provides the majority of CI's income and derives its revenue principally from the fees earned on the management of several families of mutual, segregated, pooled and closed-end funds, structured products and discretionary accounts. The Asset Administration segment derives its revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, the underwriting of securities transactions, principal trading and ongoing service to clients.

While CI's average assets under management have declined 18% from the levels of one year earlier, markets have recovered significantly since bottoming in early March and CI's average assets are up 10% from the first quarter. CI's revenues have similarly dropped. While some expenses, such as trailer fees and investment advisor fees, are directly variable with the level of assets under management, most of CI's expenses are fixed in nature. CI has taken steps to cut its fixed expenses, primarily through a reduction of its workforce, which has mitigated some of the effect on net income.

CI has renewed its credit facility and while the spread that CI pays has increased to 2.5% over bankers' acceptances, the yield on these instruments has dropped from 4.5% early in 2008 to under 0.3% currently. As well, the assets under management covenant has been loosened to $35 billion from $45 billion, providing a cushion of over $20 billion from our current level of assets under management.

During this period of market uncertainty, gross sales of investment funds have declined. CI's gross sales during the first quarter were down almost 40% from those of a year ago, while in the second quarter gross sales were down 24% from the prior year. However, redemptions of CI's funds are also lower, and CI has posted positive net sales, albeit at a lower level than last year. CI's funds generally have had good relative performance. CI also offers a wide range of segregated funds, which provide safety of capital after a 10-year period as well as guaranteed income for life, and these have continued to be attractive to investors.

Fee-Earning Assets and Sales

Total fee-earning assets, which include CI mutual and segregated funds, United funds, structured products, institutional managed assets, AWM assets under administration, Blackmont assets under administration and other fee-earning assets

were $87.4 billion at June 30, 2009, a decrease of 16% from $104.1 billion at June 30, 2008. As shown in the following chart, these assets are represented by $55.6 billion in retail managed funds, $0.5 billion in structured products, $3.9 billion in institutional managed assets, $19.5 billion in AWM assets under administration, $7.1 billion in Blackmont assets under administration and $0.8 billion in other fee-earning assets.

FEE-EARNING ASSETS

AS AT JUNE 30

(in billions)	2009	2008	% change
Retail managed funds	$55.6	$64.6	(14)
Structured products	0.5	0.6	(17)
Total retail assets under management	$56.1	$65.2	(14)
Institutional managed assets	3.9	4.6	(15)
Total assets under management	$60.0	$69.8	(14)
AWM assets under administration	19.5	23.1	(16)
Blackmont assets under administration	7.1	9.8	(28)
Total assets under administration*	$26.6	$32.9	(19)
CI other fee-earning assets	0.8	1.4	(43)
Total fee-earning assets	$87.4	$104.1	(16)

**Includes $9.6 billion and $10.9 billion in assets managed by CI Investments and United in 2009 and 2008, respectively.*

Retail assets under management form the majority of CI's fee-earning assets and provide most of its revenue and net income. The change in retail assets under management during the first six months of each of the past two years is detailed in the table below.

(in billions)	2009	2008
Retail assets under management at January 1	$50.8	$64.2
Gross sales	4.4	6.5
Redemptions	3.6	5.1
Net sales	0.8	1.4
Market performance	4.5	(0.4)
Retail assets under management at June 30	$56.1	$65.2

The table below sets out the levels and change in CI's average retail assets under management and the gross and net sales for the relevant periods. As most of CI's revenue and expenses are based on assets throughout the year, average asset levels are critical to the analysis of CI's financial results. The change in CI's average retail assets year to date is the result of positive market performance and positive net sales.

(in billions)	Quarter ended June 30, 2009	Quarter ended March 31, 2009	Quarter ended June 30, 2008
Average retail AUM	$53.727	$48.681	$65.839
Change to June 30, 2009		10.4%	-18.4%
Gross sales	$2.3	$2.1	$3.1
Net sales	$0.7	$0.2	$0.9

Industry net sales of mutual funds reported by the Investment Funds Institute of Canada (IFIC) were $0.5 billion for the three months ended June 30, 2009, down $3.2 billion from net sales of $3.7 billion in the same period last year. Total industry assets as reported by IFIC at June 30, 2009 of $547.1 billion were down 14% from $639.0 billion at June 30, 2008. Sales and assets reported by IFIC are helpful as indicators of trends affecting a significant portion of CI's business. It should be noted that IFIC figures do not include CI, as CI does not report this information to IFIC.

Results of Operations

CI reported net income of $50.6 million ($0.17 per share) for the quarter ended June 30, 2009, a decrease of 62% from $134.7 million ($0.48 per share) reported for the quarter ended June 30, 2008 and a decrease of 14% from the $58.8 million ($0.20 per share) reported for the quarter ended March 31, 2009.

For the six months ended June 30, 2009, CI reported net income of $109.4 million ($0.37 per share) versus $274.0 million ($0.98 per share) for the six months ended June 30, 2008.

The results of operations include amounts recorded for equity-based compensation expense, which varies from period to period based on CI's share price, the extent of vesting during the period and the price at which options were exercised during the period. Earnings for the quarter ended June 30, 2009 were decreased by an equity-based compensation expense of $11.2 million ($7.6 million after tax), versus an expense of $1.8 million ($1.2 million after tax) for the quarter ended June 30, 2008 and an expense of $0.8 million ($0.5 million after tax) for the quarter ended March 31, 2009.

In the quarter ended June 30, 2009, income tax expenses were $24.8 million, versus a recovery of $15.4 million in the quarter ended June 30, 2008. In the quarter ended March 31, 2009, income tax expenses were $16.3 million, which included a recovery of $8.0 million, a reversal of prior years' provisions for tax issues now settled.

Adjusted for the above items, net income was $58.2 million ($0.20 per share) for the second quarter of 2009, up 13% from $51.3 million ($0.17 per share) for the first quarter of 2009 and down 57% from $135.8 million ($0.49 per share) for the second quarter of 2008.

CI's pre-tax operating earnings, as set out in the table below, adjust for the impact of equity-based compensation and gains on marketable securities. Redemption fee revenue and the amortization of deferred sales commissions and fund contracts are also netted out to remove the impact of back-end financed assets under management.

Redemption fee revenue dropped to $7.4 million in the second quarter of 2009 from $8.7 million in the first quarter of 2009 and $8.5 million in the second quarter of 2008. This decrease can be attributed to lower back-end asset redemption levels and lower average redemption fee rates.

Amortization of deferred sales commissions and fund contracts increased to $40.7 million in the quarter ended June 30, 2009 from $39.8 million in the quarter ended March 31, 2009 and $36.2 million in the second quarter of 2008. The increase is a result of higher spending on deferred sales commissions, which has grown from $80 million per year in 2003 to $163 million over the past 12 months.

Pre-tax operating earnings per share were up 14% for the quarter ended June 30, 2009 compared with the quarter ended March 31, 2009, as average retail assets under management increased 10%. Pre-tax operating earnings per share were down 23% from the quarter ended June 30, 2008, as average retail assets under management decreased 18%. The decline in CI's operating margin also contributed to the decrease in pre-tax operating earnings per share from the second quarter of 2008.

As shown in the table on the following page, EBITDA for the quarter ended June 30, 2009 was $124.6 million ($0.43 per share), compared with $123.9 million ($0.42 per share) for the quarter ended March 31, 2009 and $171.9 million ($0.62 per share) for the quarter ended June 30, 2008. Adjusted for the equity-based compensation discussed above, EBITDA was $135.8 million ($0.46 per share) for the quarter ended June 30, 2009, up 9% from $124.7 million ($0.43 per share) in the previous quarter.

Pre-Tax Operating Earnings

CI uses pre-tax operating earnings to assess its underlying profitability. CI defines pre-tax operating earnings as income before income taxes less redemption fee revenue, performance fees and investment gains, plus amortization of deferred sales commissions (DSC) and fund contracts, equity-based compensation expense, adjustments to marketable securities, and accelerated DEU amortization.

(in millions, except per share amounts)	Quarter ended June 30, 2009	Quarter ended March 31, 2009	Quarter ended June 30, 2008	Six months ended June 30, 2009	Six months ended June 30, 2008
Income before income taxes	$75.4	$75.1	$119.3	$150.5	$251.2
Less:					
Redemption fees	7.4	8.7	8.5	16.1	18.3
Performance fees	0.1	–	–	0.1	–
Gain (loss) on marketable securities	(0.3)	–	–	(0.3)	–
Add:					
Amortization of DSC and fund contracts	40.7	39.8	36.2	80.5	70.7
Equity-based compensation expense	11.2	0.8	1.8	12.0	(12.0)
Pre-tax operating earnings	$120.1	$107.0	$148.8	$227.1	$291.6
per share	$0.41	$0.36	$0.53	$0.78	$1.04

Interest expenses of $6.4 million were recorded for the quarter ended June 30, 2009, compared with $6.5 million for the quarter ended March 31, 2009. For the six months ended June 30, 2009, interest expenses were $12.9 million versus $24.7 million for the six months ended June 30, 2008. This decrease in interest expenses reflects lower average debt levels and lower interest rates, as discussed under "Liquidity and Capital Resources." Debt is generally used to fund growth in the company and to repurchase share capital. EBITDA provides information on the results of operations prior to the impact on interest expense of such capital structure decisions and financing activities.

Asset Management Segment

The Asset Management segment is CI's principal business segment and includes the operating results and financial position of CI Investments and United.

Results of Operations

The following table presents the operating results for the Asset Management segment:

(in millions)	Quarter ended June 30, 2009	Quarter ended March 31, 2009	Quarter ended June 30, 2008	Six months ended June 30, 2009	Six months ended June 30, 2008
Management fees	$251.0	$229.1	$316.9	$480.1	$617.9
Other revenue	7.2	11.3	10.8	18.5	23.8
Total revenue	$258.2	$240.4	$327.7	$498.6	$641.7
Selling, general and administrative	59.1	45.7	60.3	104.8	103.7
Trailer fees	74.5	68.6	95.0	143.1	185.2
Amortization of deferred sales commissions and fund contracts	41.2	40.2	36.5	81.4	71.3
Other expenses	1.9	5.3	5.2	7.2	10.8
Total expenses	$176.7	$159.8	$197.0	$336.5	$371.0
Income before taxes and non-segmented items	$81.5	$80.6	$130.7	$162.1	$270.7

EBITDA

CI uses EBITDA (earnings before interest, taxes, depreciation and amortization) to assess its underlying profitability prior to the impact of its financing structure, income taxes and the amortization of deferred sales commissions, fund contracts and capital assets. This also permits comparisons of companies within the industry, before any distortion caused by different financing methods, levels of taxation and mix of business between front-end and back-end sales commission assets under management. EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow.

(in millions, except per share amounts)	Quarter ended June 30, 2009	Quarter ended March 31, 2009	Quarter ended June 30, 2008	Six months ended June 30, 2009	Six months ended June 30, 2008
Net income	$50.6	$58.8	$134.7	$109.4	$274.1
Add (deduct):					
Interest expense	6.4	6.5	12.9	12.9	24.7
Income tax expense (recovery)	24.8	16.3	(15.4)	41.1	(22.9)
Amortization of DSC & fund contracts	40.7	39.8	36.1	80.5	70.7
Amortization of other items	2.1	2.5	3.6	4.6	6.8
EBITDA	$124.6	$123.9	$171.9	$248.5	$353.4
per share	$0.43	$0.42	$0.62	$0.85	$1.26
EBITDA margin (as a % of revenue)	39%	41%	42%	40%	44%

Revenues

Revenues from management fees were $251.0 million for the quarter ended June 30, 2009, an increase of $21.9 million or 10% from the quarter ended March 31, 2009 and a decrease of $65.9 million or 21% from the quarter ended June 30, 2008. The changes were mainly attributable to changes in average retail assets under management, which were up 10% and down 18% from the quarters ended March 31, 2009 and June 30, 2008, respectively. The changes in assets reflect the significant volatility of global equity markets. As a percentage of average retail assets under management, management fees were 1.874% for the quarter ended June 30, 2009, down from 1.936% in the second quarter of last year and 1.908% in the first quarter ended March 31, 2009.

Average management fee rates have decreased as a result of bond and money market funds – for which CI receives a lower management fee – forming a greater proportion of assets relative to equity funds. This change in asset mix is a result of the greater market depreciation in equity funds and a shift in investor preference to lower-risk investment products. The decline in management fees for the quarter was also due to CI's initiative to cut the management fees on money market funds as a result of the decrease in interest rates. As well, there is a continuing trend towards a higher proportion of CI's assets being Class F and Class I funds, which have lower management fees. Class F funds pay no trailer fees to advisors, who typically charge their clients a flat or asset-based fee. Class I funds, which are for institutional clients with large holdings, have reduced management fees. At June 30, 2009, there was $744.5 million and $7.5 billion in Class F and Class I funds, respectively, making up a combined 14.8% of retail assets under management. At June 30, 2008, the combined Class F and Class I funds were 13.1% of retail assets under management, with $810.6 million in Class F funds and $7.7 billion in Class I funds.

For the quarter ended June 30, 2009, other revenue was $7.2 million, decreasing from $10.8 million and $11.3 million for the quarters ended June 30, 2008 and March 31, 2009, respectively. The largest component of other revenue is redemption fees. As discussed earlier, redemption fees were $7.4 million for the quarter ended June 30, 2009, compared with $8.5 million and $8.7 million for the quarters ended June 30, 2008 and March 31, 2009, respectively.

Expenses

Selling, general and administrative ("SG&A") expenses for the Asset Management segment were $59.1 million for the quarter ended June 30, 2009, an increase from $45.7 million for the quarter ended March 31, 2009 and a decrease from $60.3 million for the second quarter of 2008. Included in SG&A are expenses relating to CI's equity-based compensation plan. The equity-based compensation expense within the Asset Management segment was $11.2 million for the quarter ended June 30, 2009, compared with an expense of $0.8 million for the quarter ended March 31, 2009. The equity-based compensation expense for the quarter ended June 30, 2008 was $1.4 million.

Based on the price per CI share of $14.50 at December 31, 2008, the potential payment on all vested equity-based compensation outstanding, plus the proportion of unvested amounts, was $0.1 million. Based on the price per CI share of $19.14 at June 30, 2009 and the options that vested during the six-month period, the equity-based compensation liability increased to $11.3 million. Although CI acknowledges that the equity-based compensation expense is clearly a cost of business that is tied to the performance of CI's share price, the financial results presented hereinafter both include and exclude the expense to aid the reader in conducting a comparative analysis.

SG&A expenses, net of the amount related to equity-based compensation ("net SG&A"), were $47.9 million for the quarter ended June 30, 2009, up slightly from $44.9 million for the quarter ended March 31, 2009 and down 19% from $58.9 million for the quarter ended June 30, 2008. The decrease from the prior year is a result of management's actions to control expenses during the recent market downturn.

As a percentage of average retail assets under management, net SG&A expenses were 0.357% for the quarter ended June 30, 2009 – down from 0.374% for the quarter ended March 31, 2009 and 0.360% for the quarter ended June 30, 2008.

Trailer fees were $74.5 million for the quarter ended June 30, 2009, compared with $95.0 million for the quarter ended June 30, 2008 and $68.6 million for the quarter ended March 31, 2009. Net of intersegment amounts, this expense was $71.5 million for the quarter ended June 30, 2009, versus $91.4 million for the second quarter of 2008 and $65.7 million for the first quarter of 2009. As a percentage of average retail assets under management, trailer fees were 0.534% in the second quarter of 2009, down from 0.547% in the prior quarter and 0.558% in the comparable quarter of 2008.

For the quarter ended June 30, 2009, CI's operating profit margin on the Asset Management segment, as a percentage of average retail assets under management adjusted for equity-based compensation expense, was 0.983%, down from 1.018% for the second quarter last year and 0.987% in the first quarter this year. In both cases, the decline was primarily a result of lower management fee rates.

Generally, CI's margins have been in a gradual downward trend. Increasing competition and changes in the product platforms through which an increasing amount of funds are sold have pushed average management fee rates lower. In recent years, an increasing proportion of funds have been sold with a front-end sales charge, which have higher trailer fees and contribute to a decline in margins. However, this quarter, the decline in management fee and trailer fee rates was primarily a result of an increase in the percentage of assets in money market funds and Class I funds relative to CI's total assets under management as well as CI's decision to cut the management fees on money market funds as a result of the decrease in interest rates. While CI has historically been able to limit growth in SG&A expenses below the growth in assets under management in order to mitigate the decline in its margins, this is particularly difficult in periods when assets under management decline significantly in a short period of time.

Operating Profit Margin

CI monitors its operating profitability on retail assets under management within its Asset Management segment by measuring the operating profit margin, which is defined as management fees from funds less trailer fees and SG&A expenses net of equity-based compensation expense (recovery), calculated as a percentage of average retail assets under management.

(as a % of average retail AUM)	Quarter ended June 30, 2009	Quarter ended March 31, 2009	Quarter ended June 30, 2008	Six months ended June 30, 2009	Six months ended June 30, 2008
Management fees	1.874	1.908	1.936	1.890	1.947
Less:					
Trailer fees	0.534	0.547	0.558	0.540	0.558
Net SG&A expenses	0.357	0.374	0.360	0.365	0.368
Operating profit margin	0.983	0.987	1.018	0.985	1.021

Commissions paid from CI's cash resources on the sale of funds sold on a deferred sales charge basis are, for financial reporting purposes, amortized evenly over 36 months (low load) or 84 months (full load) immediately following the sale of the funds. The actual cash payment in any period is reported in the Consolidated Statements of Cash Flows under Investing Activities. Amortization of deferred sales commissions was $40.4 million for the quarter ended June 30, 2009, up from $35.7 million in the same quarter last year and $39.4 million in the previous quarter. The increase is consistent with the increase in deferred sales commissions paid in the past several years.

Other expenses were $1.9 million for the quarter ended June 30, 2009, compared to $5.3 million in the last quarter and $5.2 million in the quarter ended June 30, 2008. Included in other expenses are distribution fees to limited partnerships and capital taxes.

Income before income taxes and interest expense for CI's principal segment was $81.5 million for the quarter ended June 30, 2009, compared with $130.7 million in the same period last year and $80.6 million in the previous quarter. The decline from the comparable quarter last year is primarily due to lower revenues as a result of the decline in average retail assets under management.

Asset Administration Segment

The Asset Administration segment includes the operating results and financial position of Blackmont and AWM and its subsidiaries, including ACM and AFM.

Results of Operations

The table that follows presents the operating results for the Asset Administration segment:

(in millions)	Quarter ended June 30, 2009	Quarter ended March 31, 2009	Quarter ended June 30, 2008	Six months ended June 30, 2009	Six months ended June 30, 2008
Administration fees	$74.3	$73.1	$98.7	$147.4	$200.1
Other revenue	6.6	9.5	8.2	16.1	17.4
Total revenue	$80.9	$82.6	$106.9	$163.5	$217.5
Selling, general and administrative	28.8	30.7	34.4	59.5	68.8
Investment dealer fees	48.1	47.3	67.5	95.4	138.4
Amortization of fund contracts	0.4	0.4	0.4	0.8	0.8
Other expenses	3.1	2.5	2.6	5.6	5.4
Total expenses	$80.4	$80.9	$104.9	$161.3	213.4
Income before taxes and non-segmented items	$0.5	$1.7	$2.0	$2.2	$4.1

The Asset Administration segment had income before income taxes and non-segmented items of $0.5 million for the quarter ended June 30, 2009, a decline from income of $2.0 million for the quarter ended June 30, 2008 and $1.7 million for the quarter ended March 31, 2009. This decrease from the prior year is due to lower revenues resulting from the decline in assets under administration along with a smaller proportionate decrease in expenses.

Revenues

Administration fees are earned on assets under administration in the AWM and Blackmont business and from the administration of third-party business. These fees were $74.3 million for the quarter ended June 30, 2009, a decrease of 25% from $98.7 million for the same period last year and an increase of 2% from the prior quarter. Net of intersegment amounts, administration fee revenue was $54.4 million for the quarter ended June 30, 2009, down from $72.8 million for the quarter ended June 30, 2008 and up from $51.7 million in the previous quarter. The decrease from the prior year was mainly attributable to the 19% decline in assets under administration. This decrease in assets is due to the significant declines in equity markets around the world. Furthermore, lower revenues were a result of a reduction in fee revenue in the capital markets division of Blackmont. Administration fees should be considered in conjunction with investment dealer fees, an expense that represents the payout to financial advisors.

Other revenues earned by the Asset Administration segment are mainly comprised of interest income on cash balances, fees related to registered accounts and foreign exchange gains and losses. For the quarter ended June 30, 2009, other revenues were $6.6 million, decreasing from $8.2 million for the second quarter last year and from $9.5 million in the first quarter of 2009.

Expenses

Investment dealer fees are the direct costs attributable to the operation of the AWM and Blackmont dealerships, including payments to financial advisors based on the revenues generated from assets under administration. These fees were $48.1 million for the quarter ended June 30, 2009, compared to $47.3 million for the first quarter ended March 31, 2009 and $67.5 million for the same period last year.

As detailed in the table below, dealer gross margin was $26.2 million or 35.3% of administration fee revenue for the quarter ended June 30, 2009, compared to $25.8 million or 35.3% for the previous quarter and $31.2 million or 31.6% for the same quarter last year. The increase in year-over-year gross margin is a result of a decrease in variable compensation in the capital markets division of Blackmont and a reduction in advisor grid payouts as lower rates are paid on lower revenue levels. The compensation directly tied to fee revenue is lower at Blackmont (where SG&A costs are generally paid by Blackmont) than at AWM (where SG&A costs are generally borne by advisors). These two businesses have different business models and are operated separately, sharing certain key infrastructure and services at CI.

Dealer Gross Margin

CI monitors its operating profitability on the revenues earned within its Asset Administration segment by measuring the dealer gross margin, which is calculated as administration fee revenue less investment dealer fees, divided by administration fee revenue. CI uses this measure to assess the margin remaining after the payout to advisors.

(in millions)	Quarter ended June 30, 2009	Quarter ended March 31, 2009	Quarter ended June 30, 2008	Six months ended June 30, 2009	Six months ended June 30, 2008
Administration fees	$74.3	$73.1	$98.7	$147.4	$200.1
Less:					
Investment dealer fees	48.1	47.3	67.5	95.4	138.4
	$26.2	$25.8	$31.2	$52.0	$61.7
Dealer gross margin	35.3%	35.3%	31.6%	35.3%	30.8%

Selling, general and administrative ("SG&A") expenses for the segment were $28.8 million for the quarter ended June 30, 2009, lower than the $30.7 million expense in the first quarter of 2009 and down from $34.4 million in the same period last year. The year-over-year decrease is primarily a result of management's actions to control expenses during recent market volatility.

Liquidity and Capital Resources

The balance sheet for CI at June 30, 2009 reflects total assets of $3.578 billion, a decrease of $16.1 million from $3.595 billion at December 31, 2008. This change can be attributed to an increase in current assets of $15.5 million and a decrease in long-term assets of $31.6 million. CI's cash and cash equivalents balance decreased by $26.8 million in the six months ended June 30, 2009.

CI generates significant cash flow from its operations. Cash flow provided by operating activities was $253.8 million for the six months ended June 30, 2009. Excluding the change in working capital, cash flow from operations was $253.3 million. During the six-month period, CI paid $76.0 million in dividends.

As CI converted back to a corporate structure on January 1, 2009, there is no longer a requirement to pay out substantially all of its cash flow. At current levels of cash flow and anticipated dividend payout rates, CI would produce considerable excess cash in order to meet its obligations and pay down debt.

CI did not purchase nor dispose of marketable securities during the first six months of 2009. The fair value of marketable securities at June 30, 2009 was $12.0 million. Marketable securities are comprised of seed capital investments in its funds and other strategic investments.

Accounts receivable and prepaid expenses decreased to $213.8 million at June 30, 2009 from $276.9 million at December 31, 2008. The decrease mainly relates to the $13.0 million receivable in performance fees at December 31, 2008, which was received during the first quarter. CI also received net payments of $20.5 million during the six months ended June 30, 2009 from a demand loan with one of its managed funds. This is discussed in further details in related party transactions. Furthermore, receivables decreased due to lower revenues earned during the six months compared to the prior six months. During the period ending June 30, 2009, future income tax assets increased by $3.4 million as a result of the $11.2 million increase in the equity-based compensation liability.

During the six-month period ended June 30, 2009, long-term assets decreased primarily as a result of a $27.2 million decrease in other assets. The decrease mainly relates to the receipt of $10.0 million of a long-term receivable and a reclassification of $6.5 million from long-term receivable to current receivable.

Liabilities decreased by $7.5 million during the six months ended June 30, 2009. The main contributor to this change is the repayment of $127.9 million in long-term debt, offset by an increase in dividends payable, client and trust funds payable, equity-based compensation and future income taxes. Current income taxes payable decreased by $10.7 million.

Future income taxes payable increased by $48.8 million, mainly due to the utilization of $153.6 million in tax losses. In addition, the equity-based compensation liability increased by $11.2 million, because there were more options vested and CI's share price increased over the period.

CI paid down $127.9 million of its credit facility during the six months ended June 30, 2009, decreasing long-term debt. At June 30, 2009, CI had drawn $871.5 million at an average rate of 2.77%, compared with $999.4 million drawn at an average rate of 3.17% at December 31, 2008. Net of cash and marketable securities, debt was $806.2 million at June 30, 2009, versus $908.5 million at December 31, 2008.

Principal repayments on CI's credit facility are only required under the facility should the banks decide not to renew the facility on its anniversary, in which case 50% of the principal would be repaid in eight equal calendar quarterly instalments with the balance payable two years following the first quarterly instalment. These payments would be payable beginning June 30, 2010 should the banks not renew the facility. The current limit on the facility is $975 million, which was reduced from $1.25 billion on June 26, 2009.

CI's current ratio of debt to EBITDA is 1.7:1. CI is comfortable with this ratio and has a long-term target of 1:1. CI expects that, absent acquisitions in which debt is increased, the amount of debt incurred to finance growth will fall below the amount of increase in EBITDA and the ratio of debt to EBITDA will trend lower. CI's current debt service ratio is 21.2.

CI is within its financial covenants with respect to its credit facility, which requires that the debt service ratio remain above 1.5, the debt to EBITDA ratio remain below 2.5:1, and assets under management not fall below $35 billion for a period of seven consecutive business days.

CI's main uses of capital are the financing of deferred sales commissions, the payment of dividends on its shares, the funding of capital expenditures and the repurchase of shares through its normal course issuer bid program.

CI paid sales commissions of $79.6 million in the six months ended June 30, 2009. This compares to $107.2 million in the six months ended June 30, 2008. The amount of deferred sales commissions incurred in the six-month period ended June 30, 2009 relates to back-end load fund sales of approximately $243 million per month.

During the six months ended June 30, 2009, CI incurred capital expenditures of $1.0 million, primarily for computer hardware and software. While CI has recently delayed certain capital expenditures, key initiatives are continuing and capital expenditures in 2009 should approximate the levels of prior years.

Shareholders' equity decreased $8.7 million in the six months ended June 30, 2009. During the six-month period, CI repurchased shares under its normal course issuer bid at a cost of $15.5 million. CI declared dividends of $105.3 million ($76.0 million paid), which was less than net income for the six months ended June 30, 2009 by $4.1 million. CI has indicated that future dividend payments are expected to be $0.05 per share per month, or approximately $175 million per year.

Risk Management

The disclosures below provide an analysis of the risk factors affecting CI's business operations.

Market Risk

Market risk is the risk of a financial loss resulting from adverse changes in underlying market factors, such as interest rates, foreign exchange rates, equity and commodity prices. A description of each component of market risk is described below:

- Interest rate risk is the risk of gain or loss due to the volatility of interest rates.
- Foreign exchange rate risk is the risk of gain or loss due to volatility of foreign exchange rates.
- Equity risk is the risk of gain or loss due to the changes in the prices and the volatility of individual equity instruments and equity indexes.

CI's financial performance is indirectly exposed to market risk. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance and may adversely affect CI's assets under management, management fees and revenues, which would reduce cash flow to CI and ultimately CI's dividends.

Asset Management Segment

CI is subject to market risk throughout its Asset Management business segment. The following is a description of how CI mitigates the impact this risk has on its financial position and operating earnings.

Management of the Asset Management segment's market risk is the responsibility of the Chief Compliance Officer, who reports to CI's senior management. The Compliance group has established a control environment that ensures risks are reviewed regularly and that risk controls throughout CI are operating in accordance with regulatory requirements. The Compliance group carefully reviews the exposure to interest rate risk, foreign currency risk and equity risk by monitoring and identifying any potential market risks to CI's senior management. When a particular market risk is identified, portfolio managers of the funds are directed to mitigate the risk by reducing their exposure.

At June 30, 2009, approximately 21% of CI's assets under management were held in fixed-income securities, which are exposed to interest rate risk. An increase in interest rates causes market prices of fixed-income securities to fall, while a decrease in interest rates causes market prices to rise. CI estimates that a 25 basis point change in interest rates would cause a change of $0.3 million in annual pre-tax earnings in the Asset Management segment.

At June 30, 2009, close to 70% of CI's assets under management were based in Canadian currency, which diminishes the exposure to foreign exchange risk. However, approximately 12% of CI's assets under management were based in U.S. currency at June 30, 2009. Any change in the value of the Canadian dollar relative to U.S. currency will cause fluctuations in CI's assets under management upon which CI's management fees are calculated. CI estimates that a 10% change in Canadian/U.S. exchange rates would cause a change of $8.1 million in the Asset Management segment's annual pre-tax earnings.

About 67% of CI's assets under management were held in equity securities at June 30, 2009, which are subject to equity risk. Equity risk is classified into two categories: general equity risk and issuer-specific risk. CI employs internal and external fund managers to take advantage of these individuals' expertise in particular market niches, sectors and products and to reduce issuer-specific risk through diversification. CI estimates that a 10% change in the prices of equity indexes would cause a change of $44.0 million in annual pre-tax earnings.

Asset Administration Segment

CI's Asset Administration business is exposed to market risk. The following is a description of how CI mitigates the impact this risk has on its financial position and results of operations.

Risk management for the Asset Administration segment is the responsibility of the Chief Compliance Officer and senior management. Responsibilities include ensuring policies, processes and internal controls are in place and in accordance with regulatory requirements. CI's internal audit department reviews CI's adherence to these policies and procedures.

CI's operating results are not materially exposed to market risk impacting the asset administration segment given that this segment usually generates about 1% of the total income before non-segmented items (this segment had income of $0.5 million before income taxes and non-segmented items for the quarter ended June 30, 2009). Investment advisors regularly review their client portfolios to assess market risk and consult with clients to make appropriate changes to mitigate it. The effect of a 10% change in any component of market risk (comprised of interest rate risk, foreign exchange risk and equity risk) would have resulted in a change of less than $1 million to the Asset Administration segment's pre-tax earnings.

Credit Risk

Credit risk is the risk of loss associated with the inability of a third party to fulfill its payment obligations. CI is exposed to the risk that third parties that owe it money, securities or other assets will not perform their obligations. These parties include trading counterparties, customers, clearing agents, exchanges, clearing houses and other financial intermediaries as well as issuers whose securities are held by CI. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. CI does not have a significant exposure to any individual counterparty. Credit risk is mitigated by regularly monitoring the credit performance of each individual counterparty and holding collateral where appropriate.

One of the primary sources of credit risk to CI arises when CI extends credit to clients to purchase securities by way of margin lending. Margin loans are due on demand and are collateralized by the financial instruments in the client's account. CI faces a risk of financial loss in the event a client fails to meet a margin call if market prices for securities held as collateral decline and if CI is unable to recover sufficient value from the collateral held. The credit extended is limited by regulatory requirements and by CI's internal credit policy. Credit risk is managed by dealing with counterparties CI believes to be creditworthy and by actively monitoring credit and margin exposure and the financial health of the counterparties. CI has concluded that current economic and credit conditions have not significantly impacted its financial assets.

Changes in Economic, Political and Market Conditions

CI's performance is directly affected by financial market and political conditions, including the legislation and policies of governments. The financial markets and businesses operating in the securities industry are volatile and are directly affected by, among other factors, domestic and foreign economic conditions and general trends in business and finance, all of which are beyond the control of CI. There can be no assurance that financial market performance will be favourable in the future. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance and may adversely affect CI's assets under management, fees and/or revenues, which would reduce cash flow to CI.

Investment Performance of the Funds

If the funds managed by CI are unable to achieve investment returns that are competitive with or superior to those achieved by other comparable investment products offered by CI's competitors, such funds may not attract assets through gross sales or may experience redemptions, which may have a negative impact on CI's assets under management. This would have a negative impact on CI's revenue and profitability.

Competition

CI operates in a highly competitive environment, with competition based on a variety of factors, including the range of products offered, brand recognition, investment performance, business reputation, financing strength, the strength and continuity of institutional, management and sales relationships, quality of service, level of fees charged and level of commissions and other compensation paid. CI competes with a large number of mutual fund companies and other providers of investment products, investment management firms, broker-dealers, banks, insurance companies and other financial institutions. Some of these competitors have greater capital and other resources, and offer more comprehensive lines of products and services than CI. The trend toward greater consolidation within the investment management industry has increased the strength of a number of CI's competitors. Additionally, there are few barriers to entry by new investment management firms, and the successful efforts of new entrants has resulted in increased competition. CI's competitors seek to expand market share by offering different products and services than those offered by CI. There can be no assurance that CI will maintain its current standing in the market or its current market share, and that may adversely affect the business, financial condition or operating results of CI.

Management Fees and Other Costs

CI's ability to maintain its management fee structure will be dependent on its ability to provide investors with products and services that are competitive. There can be no assurance that CI will not come under competitive pressure to lower the fees charged or that it will be able to retain the current fee structure, or with such fee structure, retain its investors in the future. Changes to management fees, commission rates, structures or service fees related to the sale of mutual funds and closed-end funds could have an adverse effect on CI's operating results. By reason of CI's implementation in 2005 of fixed administration fees for its mutual funds, a significant decrease in the value of the relevant funds, in combination with the fixed administration fees, could reduce margins and have an adverse effect on CI's operating results.

Risks of Significant Redemptions of CI's Assets Under Management

CI earns revenue primarily from management fees earned for advising and managing pools of assets. These revenues depend largely on the value and composition of mutual fund assets under management. The level of assets under management is influenced by three factors: (i) sales; (ii) redemption rates; and (iii) investment performance. Sales and redemptions may fluctuate depending on market and economic conditions, investment performance, and other factors. Recent market volatility has contributed to significant redemptions and diminished sales for participants in the Canadian wealth management industry.

Administration Vulnerability and Error

The administrative services provided by CI depend on software supplied by third-party suppliers. Failure of a key supplier, the loss of these suppliers' products, or problems or errors related to such products would have a material adverse effect on the ability of the CI to provide these administrative services. Changes to the pricing arrangement with such third-party suppliers because of upgrades or other circumstances could have an adverse effect upon the profitability of the CI. There can be no assurances that the CI's systems will operate or that the CI will be able to prevent an extended systems failure in the event of a subsystem component or software failure or in the event of an earthquake, fire or any other natural disaster, or a power or telecommunications failure. Any systems failure that causes interruptions in the operations of the CI could have a material adverse effect on its business, financial condition and operating results. CI may also experience losses in connection with employee errors. Although expenses incurred by CI in connection with employee errors have not been significant in the past, there can be no assurances that these expenses will not increase in the future.

Sufficiency of Insurance

Members of CI maintain various types of insurance which may include financial institution bonds, errors and omissions insurance, directors', trustees' and officers' liability insurance, agents' insurance and general commercial liability insurance. There can be no assurance that a claim or claims will not exceed the limits of available insurance coverage, that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost or that any insurer will not dispute coverage of certain claims due to ambiguities in the relevant policies. A judgment against any member of CI in excess of available coverage could have a material adverse effect on CI both in terms of damages awarded and the impact on the reputation of CI.

Regulation of CI

Certain subsidiaries of CI are heavily regulated in all jurisdictions where they carry on business. Laws and regulations applied at the national and provincial level generally grant governmental agencies and self-regulatory bodies broad administrative discretion over the activities of CI, including the power to limit or restrict business activities. Possible sanctions include the revocation or imposition of conditions on licenses to operate certain businesses, the suspension or expulsion from a particular market or jurisdiction of any of CI's business segments or its key personnel or financial advisors, and the imposition of fines and censures. It is also possible that the laws and regulations governing a subsidiary's operations or particular investment products or services could be amended or interpreted in a manner that is adverse to CI. To the extent that existing or future regulations affecting the sale or offering of CI's product or services or CI's investment strategies cause or contribute to reduced sales of CI's products or lower margins or impair the investment performance of CI's products, CI's aggregate assets under management and its revenues may be adversely affected.

General Business Risk and Liability

Given the nature of CI's business, CI may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing CI, its directors, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty and misuse of investors' funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or expulsion from a self-regulatory organization or the suspension or revocation of CI's subsidiaries' right to carry on their existing business. CI may incur significant costs in connection with such potential liabilities.

Leverage and Restrictive Covenants

The ability of CI to pay dividends or make other payments is subject to applicable laws and contractual restrictions contained in the instruments governing any indebtedness of CI and its subsidiaries (including CI's credit facility). The degree to which CI is leveraged could have important consequences to shareholders, including: CI's ability to obtain additional financing for working capital, capital expenditures or acquisitions in the future may be limited; CI may be unable to refinance indebtedness on terms acceptable to it or at all; and a significant portion of CI's cash flow from operations may be dedicated to the payment of the principal and interest on its indebtedness, thereby reducing the funds available for future operations. The credit facility contains a number of financial covenants that require CI to meet certain financial ratios and financial condition tests. A failure to comply with the obligations in CI's credit facility could result in a default which, if not cured or waived, could result in a termination of dividends by CI and permit acceleration of the relevant indebtedness. If the indebtedness under CI's current credit facility were to be accelerated, there can be no assurance that CI's assets would be sufficient to repay in full that indebtedness. In addition, CI's current credit facility matures no later than the fourth anniversary thereof (unless the bank elects to extend the term at its annual renewal). There can be no assurance that future borrowings or equity financing will be available to CI, or available on acceptable terms, in an amount sufficient to fund CI's needs.

Fluctuation of Cash Dividends

Although CI intends to distribute some portion of the income it earns, there can be no assurance regarding the amount of cash dividends distributed upstream from its subsidiaries. The actual amount of dividends paid depends upon numerous factors, all of which are susceptible to a number of risks and other factors beyond the control of CI. Dividends are not guaranteed and will fluctuate with the performance of the business.

Share Price Risk

Share price risk arises from the potential adverse impact on CI's earnings due to movements in CI's share price. CI's equity-based compensation liability is directly affected by fluctuations in CI's share price. CI's senior management actively manages equity risk by employing a number of techniques. This includes closely monitoring fluctuations in CI's share price and purchasing CI shares at optimal times on the open market for the trust created solely for the purposes of holding CI shares for CI's equity-based compensation. As well, CI has in the past entered into total return swap transactions to mitigate its exposure to the price of CI shares and the resulting fluctuations in its equity based compensation. The effect of a $1.00 change in CI's share price at June 30, 2009 would have resulted in a change of approximately $2.7 million in equity-based compensation.

Related Party Transactions

CI entered into transactions related to the advisory and distribution of its mutual funds with Bank of Nova Scotia ("Scotiabank"). These transactions were in the normal course of operations and were recorded at the agreed upon exchange amounts. During the quarter ended June 30, 2009, CI incurred charges for deferred sales commissions of $0.5 million and trailer fees of $1.4 million which were paid or payable to Scotiabank. The balance payable to Scotiabank as at June 30, 2009 of $0.5 million is included in accounts payable and accrued liabilities.

Scotiabank is the administrative agent for CI's revolving credit facility. As at June 30, 2009, CI had drawn $871.5 million against this facility (versus $999.4 million at December 31, 2008) in the form of bankers' acceptances ($868.0 million compared to $990.0 million at December 31, 2008) and a prime rate loan ($3.5 million versus $9.4 million at December 31, 2008). During the three months ended June 30, 2009, interest, standby and stamping fees of $6.4 million was recorded as interest expense.

During 2008, CI provided a demand loan to one of its managed funds pursuant to a promissory note agreement. The loan facility is for a maximum of $50 million and interest is calculated at market rates. The loan is secured by the assets of the fund. As at June 30, 2009, $12.1 million (compared to $32.6 million at December 31, 2008) was outstanding, including accrued interest, and was included in accounts receivable and prepaid expenses. During the three months ended June 30, 2009, interest of $0.1 million was recorded and included in other income, compared to $0.5 million for the quarter ended March 31, 2009.

Share Capital

As at June 30, 2009, CI had 292,396,398 shares outstanding.

At June 30, 2009, 7.0 million options to purchase shares were outstanding, of which 1.4 million options were exercisable.

Contractual Obligations

The table that follows summarizes CI's contractual obligations at June 30, 2009.

PAYMENTS DUE BY PERIOD

(millions)	Total	Less than 1 year	2	3	4	5	5 or more years
Long-term debt	$871.5	$54.5	$217.9	$599.1	$-	$-	$–
Operating leases	44.9	15.9	10.5	6.9	5.1	3.5	3.0
Total	$916.4	$70.4	$228.4	$606.0	$5.1	$3.5	$3.0

Significant Accounting Estimates

The consolidated interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles. For a discussion of all significant accounting policies, refer to Note 1 of the Notes to the Consolidated Financial Statements included in CI's 2008 Annual Report. CI carries significant goodwill and intangible assets on its balance sheet. CI uses valuation models that use estimates of future market returns and sales and

redemptions of investment products as the primary determinants of fair value. CI has reassessed these key variables in light of the current economic climate. Estimates of sales and redemptions are very likely to change as economic conditions either improve or deteriorate, whereas estimates of future market returns are less likely to do so. The models are most sensitive to current levels of assets under management and administration as well as estimates of future market returns. While these balances are not currently impaired, a decline of 10% in the fair value of certain models may result in an impairment of goodwill or other intangibles recorded on the balance sheet.

Changes in Significant Accounting Policies

On January 1, 2009, CI adopted CICA Handbook Section 3064, *Goodwill and Intangible Assets* which replaces Section 3062, *Goodwill and Other Intangible Assets* and 3450, *Research and Development Costs*. Section 3064 provides revised guidance for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. These standards did not have an impact on the financial position or results of operations of CI.

Effective January 1, 2009, CI adopted retrospectively without restatement, the CICA Emerging Issues Committee Abstract EIC-173, *Credit Risk and the Fair Value of Financial Assets and Liabilities*. EIC-173 requires CI's own credit risk and the credit risk of the counterparty to be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. The adoption of EIC-173 did not have a material impact on the financial position or results of operations of CI.

Future Accounting Changes

In June 2009, the Canadian Accounting Standards Board amended CICA Section 3862, *Financial Instruments – Disclosures*, adopting the amendments to IFRS 7, *Financial Instruments: Disclosures*, issued in March 2009. The amendments are effective for annual financial statements relating to fiscal years ending after September 30, 2009. The amendments to Section 3862 require enhanced disclosures about fair value measurements, including the relative reliability of the inputs used in those measurements, and about the liquidity risk, of financial instruments. CI will adopt the amended standard in the annual consolidated financial statements for the year ending December 31, 2009. The adoption of this standard will have no impact on the financial position or results of operations of CI.

The Canadian Accounting Standards Board ("AcSB"), recently confirmed that effective January 1, 2011, all publicly listed companies will be required to prepare interim and annual financial reports in accordance with International Financial Reporting Standards ("IFRS"). These standards will replace Canadian generally accepted accounting principles ("GAAP"). CI is developing a comprehensive plan to assess the impact the changeover to IFRS in 2011 will have on its financial statements. In February 2008, the AcSB confirmed that all Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards ("IFRS") for years beginning on or after January 1, 2011. CI will adopt IFRS for the year beginning January 1, 2011 and will present the interim and annual consolidated financial statements including comparative 2010 financial statements in accordance with IFRS.

CI has developed a transition plan for the changeover to IFRS. During the quarter, CI completed its assessment of the differences between IFRS and Candian GAAP. CI is currently in the process of assessing the impact IFRS has on accounting policies and implementation decisions; information technology and data systems; financial statement

presentation and disclosures; internal control over financial reporting; disclosure controls and procedures and business activities including the impact on debt covenants. Following this assessment, an implementation plan will be developed to transition CI's financial reporting process, including internal controls and information systems to IFRS. CI is also in the process of documenting the impact of each of the IFRS standards and the alternatives available upon adoption. The impact these differences may have on the financial results has not yet been determined and will be an ongoing process as the International Accounting Standards Board and the AcSB issue new standards and recommendations. During 2010, CI will internally report its financial results in accordance with IFRS in preparation of adoption on January 1, 2011.

Disclosure Controls and Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer have designed or caused the design of the Internal Controls over Financial Reporting ("ICFR") and Disclosure Controls and Procedures. There has been no material weaknesses identified relating to the design of the ICFR and there has been no changes to CI's internal controls for the quarter ended June 30, 2009 that has materially affected or is reasonably likely to materially affect the internal controls over financial reporting.

Additional information relating to CI, including the most recent audited financial statements, management information circular and annual information form are available on SEDAR at www.sedar.com.

Financial Statements

Consolidated Statements of Income and Comprehensive Income (unaudited)

for the three-month period ended June 30

[in thousands of dollars, except per share amounts]	**2009** **$**	2008 $
REVENUE		
Management fees	**251,031**	316,865
Administration fees	**54,367**	72,838
Redemption fees	**7,431**	8,513
Other income *[note 8]*	**6,256**	10,526
	319,085	408,742
EXPENSES		
Selling, general and administrative	**87,906**	94,703
Trailer fees	**71,509**	91,397
Investment dealer fees	**32,180**	46,411
Amortization of deferred sales commissions and fund contracts	**40,671**	36,153
Interest *[note 8]*	**6,403**	12,948
Other	**5,055**	7,839
	243,724	289,451
Income before income taxes	**75,361**	119,291
Provision for (recovery of) income taxes		
Current	**786**	798
Future	**23,966**	(16,178)
	24,752	(15,380)
Net income for the period	**50,609**	134,671
Other comprehensive income, net of tax		
Unrealized gain on available-for-sale financial assets, net of income taxes of $352 [2008 – $58]	**2,089**	215
Total other comprehensive income, net of tax	**2,089**	215
Comprehensive income	**52,698**	134,886
Basic and diluted earnings per share *[note 6(d)]*	**$0.17**	$0.48

(see accompanying notes)

Consolidated Statements of Income and Comprehensive Income (unaudited)

for the six-month period ended June 30

[in thousands of dollars, except per share amounts]	**2009** **$**	2008 $
REVENUE		
Management fees	**480,109**	617,870
Administration fees	**106,047**	147,269
Redemption fees	**16,128**	18,271
Other income *[note 8]*	**18,362**	23,046
	620,646	806,456
EXPENSES		
Selling, general and administrative	**164,351**	172,493
Trailer fees	**137,199**	177,266
Investment dealer fees	**62,451**	93,817
Amortization of deferred sales commissions and fund contracts	**80,469**	70,681
Interest *[note 8]*	**12,860**	24,740
Other	**12,853**	16,259
	470,183	555,256
Income before income taxes	**150,463**	251,200
Provision for (recovery of) income taxes		
Current	**(6,130)**	2,833
Future	**47,184**	(25,676)
	41,054	(22,843)
Net income for the period	**109,409**	274,043
Other comprehensive income (loss), net of tax		
Unrealized gain (loss) on available-for-sale financial assets, net of income taxes of $218 [2008 - $(562)]	**1,291**	(3,008)
Total other comprehensive income (loss), net of tax	**1,291**	(3,008)
Comprehensive income	**110,700**	271,035
Basic and diluted earnings per share *[note 6(d)]*	**$0.37**	$0.98

(see accompanying notes)

Consolidated Statements of Cash Flows (unaudited)

for the three-month period ended June 30

(in thousands of dollars)	**2009** **$**	2008 $
OPERATING ACTIVITIES		
Net income for the period	**50,609**	134,671
Add (deduct) items not involving cash		
(Gain) loss on sale of marketable securities	**289**	(1)
Equity-based compensation	**10,477**	(742)
Amortization of deferred sales commissions and fund contracts	**40,671**	36,153
Amortization of other	**2,120**	3,485
Future income taxes	**23,966**	(16,178)
	128,132	157,388
Net change in non-cash working capital balances related to operations	**43,523**	32,723
Cash provided by operating activities	**171,655**	190,111
INVESTING ACTIVITIES		
Purchase of marketable securities	**–**	(300)
Proceeds on sale of marketable securities	**–**	451
Additions to capital assets	**(113)**	(2,989)
Deferred sales commissions paid	**(35,505)**	(51,453)
Disposition of other assets	**5,744**	1,603
Cash paid on acquisition	**(1,211)**	–
Cash used in investing activities	**(31,085)**	(52,688)
FINANCING ACTIVITIES		
Increase (decrease) in long-term debt	**(59,501)**	25,000
Repurchase of share capital *[note 6(a)]*	**(3,098)**	(9,957)
Dividends paid to shareholders	**(76,008)**	(136,771)
Cash used in financing activities	**(138,607)**	(121,728)
Net increase in cash and cash equivalents during the period	**1,963**	15,695
Cash and cash equivalents, beginning of period	**51,304**	63,244
Cash and cash equivalents, end of period	**53,267**	78,939
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	**10,403**	9,608
Income taxes paid	**1,831**	3,836

(see accompanying notes)

Consolidated Statements of Cash Flows (unaudited)

for the six-month period ended June 30

(in thousands of dollars)	**2009** **$**	2008 $
OPERATING ACTIVITIES		
Net income for the period	**109,409**	274,043
Add (deduct) items not involving cash		
Loss on sale of marketable securities	**289**	3
Equity-based compensation	**11,228**	(16,619)
Amortization of deferred sales commissions and fund contracts	**80,469**	70,681
Amortization of other	**4,688**	6,760
Future income taxes	**47,184**	(25,676)
	253,267	309,192
Net change in non-cash working capital balances related to operations	**503**	54,532
Cash provided by operating activities	**253,770**	363,724
INVESTING ACTIVITIES		
Purchase of marketable securities	**–**	(450)
Proceeds on sale of marketable securities	**–**	1,947
Additions to capital assets	**(1,014)**	(5,001)
Deferred sales commissions paid	**(79,606)**	(107,181)
Additions to other assets	**–**	(55)
Disposition of other assets	**20,662**	–
Cash paid on acquisition	**(1,211)**	–
Cash used in investing activities	**(61,169)**	(110,740)
FINANCING ACTIVITIES		
Increase (decrease) in long-term debt	**(127,901)**	138,059
Repurchase of share capital *[note 6(a)]*	**(15,506)**	(79,284)
Issuance of share capital [note 6(a)]	**–**	47
Dividends paid to shareholders	**(76,008)**	(288,273)
Cash used in financing activities	**(219,415)**	(229,451)
Net increase (decrease) in cash and cash equivalents during the period	**(26,814)**	23,533
Cash and cash equivalents, beginning of period	**80,081**	55,406
Cash and cash equivalents, end of period	**53,267**	78,939
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	**15,002**	22,146
Income taxes paid	**4,154**	6,891

(see accompanying notes)

Consolidated Balanced Sheets (unaudited)

(in thousands of dollars)	**As at June 30, 2009** **$**	As at December 31, 2008 $
ASSETS		
Current		
Cash and cash equivalents	**53,267**	80,081
Client and trust funds on deposit	**419,634**	333,610
Securities owned, at market	**49,591**	34,776
Marketable securities	**11,994**	10,774
Accounts receivable and prepaid expenses *[note 8]*	**213,815**	276,938
Future income taxes	**3,441**	31
Total current assets	**751,742**	736,210
Capital assets, net	**26,178**	29,852
Deferred sales commissions, net of accumulated amortization of $509,280 [December 31, 2008 - $475,227]	**590,411**	588,935
Fund contracts	**1,012,418**	1,014,757
Goodwill	**1,125,884**	1,125,884
Other assets *[note 3]*	**71,719**	98,881
	3,578,352	3,594,519
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities *[note 8]*	**139,151**	164,874
Dividends payable	**29,352**	–
Client and trust funds payable	**531,299**	469,355
Securities sold short, at market	**16,148**	11,195
Income taxes payable	**4,820**	15,481
Equity-based compensation *[note 6(b)]*	**11,323**	95
Preferred shares issued by subsidiary	**20,182**	–
Current portion of long-term debt *[notes 2 and 8]*	**54,469**	187,388
Total current liabilities	**806,744**	848,388
Long-term debt *[notes 2 and 8]*	**817,031**	812,013
Preferred shares issued by subsidiary	**–**	19,678
Future income taxes	**361,517**	312,728
Total liabilities	**1,985,292**	1,992,807
Shareholders' equity		
Share capital *[note 6(a)]*	**2,004,761**	1,985,912
Contributed surplus	**22,119**	47,587
Deficit	**(434,486)**	(431,162)
Accumulated other comprehensive income (loss)	**666**	(625)
Total shareholders' equity	**1,593,060**	1,601,712
	3,578,352	3,594,519

(see accompanying notes)

Consolidated Statements of Changes in Shareholders' Equity (unaudited)

for the three-month period ended June 30

(in thousands of dollars)	**2009** **$**	2008 $
SHARE CAPITAL ***[note 6(a)]***		
Balance, beginning of period	**2,004,198**	1,781,038
Share repurchase, net of issuance of share capital on vesting of deferred equity units	**563**	(1,382)
Balance, end of period	**2,004,761**	1,779,656
CONTRIBUTED SURPLUS		
Balance, beginning of period	**23,224**	45,729
Compensation expense for deferred equity unit plan	**620**	2,068
Issuance of share capital on vesting of deferred equity units	**(1,725)**	(1,435)
Balance, end of period	**22,119**	46,362
DEFICIT		
Balance, beginning of period	**(424,861)**	(423,412)
Net income for the period	**50,609**	134,671
Cost of shares repurchased in excess of stated value	**(1,936)**	(7,138)
Dividends declared	**(58,298)**	(141,627)
Balance, end of period	**(434,486)**	(437,506)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)		
Balance, beginning of period	**(1,423)**	(2,374)
Other comprehensive income	**2,089**	215
Balance, end of period	**666**	(2,159)
Net change in shareholders' equity during the period	**(8,078)**	(14,628)
Shareholders' equity, beginning of period	**1,601,138**	1,400,981
Shareholders' equity, end of period	**1,593,060**	1,386,353

(see accompanying notes)

Consolidated Statements of Changes in Shareholders' Equity (unaudited)

for the six-month period ended June 30

(in thousands of dollars)	**2009** **$**	2008 $
SHARE CAPITAL *[note 6(a)]*		
Balance, beginning of period	**1,985,912**	1,788,501
Issuance of share capital	**–**	47
Share repurchase, net of issuance of share capital on vesting of deferred equity units	**18,849**	(8,892)
Balance, end of period	**2,004,761**	1,779,656
CONTRIBUTED SURPLUS		
Balance, beginning of period	**47,587**	39,300
Compensation expense for deferred equity unit plan	**1,437**	19,299
Issuance of share capital on vesting of deferred equity units	**(26,905)**	(12,237)
Balance, end of period	**22,119**	46,362
DEFICIT		
Balance, beginning of period	**(431,162)**	(377,983)
Net income for the period	**109,409**	274,043
Cost of shares repurchased in excess of stated value	**(7,450)**	(58,153)
Dividends declared	**(105,283)**	(275,413)
Balance, end of period	**(434,486)**	(437,506)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)		
Balance, beginning of period	**(625)**	849
Other comprehensive income (loss)	**1,291**	(3,008)
Balance, end of period	**666**	(2,159)
Net change in shareholders' equity during the period	**(8,652)**	(64,314)
Shareholders' equity, beginning of period	**1,601,712**	1,450,667
Shareholders' equity, end of period	**1,593,060**	1,386,353

(see accompanying notes)

Notes to Consolidated Financial Statements

[in thousands of dollars, except per share amounts]

June 30, 2009 and 2008

CI Financial Corp. ["CI"] is incorporated under the laws of the Province of Ontario. CI's primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, financial planning, insurance, investment advice, wealth management and estate and succession planning. CI also participates in the underwriting of securities transactions, institutional sales and principal trading.

On January 1, 2009, CI Financial Income Fund, converted, by way of a Plan of Arrangement [the "Conversion"], to a corporation known as CI Financial Corp. Under the Conversion, unitholders of CI Financial Income Fund exchanged each of their trust units ["Trust unit"] and Class B limited partner units of Canadian International LP ["Exchangeable LP unit"] for common shares of CI Financial Corp. on a one-for-one basis.

These consolidated financial statements reflect CI as a corporation subsequent to December 31, 2008 and as an income trust prior to the Conversion. All references to "shares" refer collectively to the common shares subsequent to December 31, 2008 and to Trust and Exchangeable LP units prior to the Conversion. All references to "dividends" refer collectively to payments to shareholders subsequent to December 31, 2008 and to unitholders prior to Conversion.

1. ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ["GAAP"], except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008. The unaudited interim consolidated financial statements have been prepared on a basis consistent with the accounting policies set out in the audited annual consolidated financial statements.

Change in Accounting Policies

On January 1, 2009, CI adopted retrospectively, CICA Handbook Section 3064, *Goodwill and Intangible Assets* which replaces Section 3062, *Goodwill and Other Intangible Assets* and 3450, *Research and Development Costs*. Section 3064 provides revised guidance for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. These standards did not have an impact on the financial position or results of operations of CI.

Effective January 1, 2009, CI adopted retrospectively without restatement, CICA Emerging Issues Committee Abstract EIC-173, *Credit Risk and the Fair Value of Financial Assets and Liabilities*. EIC-173 requires CI's own credit risk and the credit risk of the counterparty to be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. The adoption of EIC-173 did not have a material impact on the financial position or results of operations of CI.

2. LONG TERM DEBT

During the quarter ended June 30, 2009, CI's revolving credit facility was amended to reduce the amount that may be borrowed to $975,000. Under the amended terms of this facility, amounts may be borrowed in Canadian dollars through prime rate loans, which bear interest at the greater of the bank's prime rate plus 1.50% and the Canadian Deposit Offering Rate plus 2.25% or bankers' acceptances, which bear interest at bankers' acceptance rates plus 2.50%. Amounts may also be borrowed in U.S. dollars through base rate loans, which bear interest at the greater of the bank's reference rate for loans made by it in Canada in U.S. funds plus 1.50% and the federal funds overnight rate plus 2.25% or LIBOR loans which bear interest at LIBOR plus 2.50%.

[in thousands of dollars, except per share amounts]

CI may also borrow under this facility in the form of letters of credit, which bear a fee of 2.50% on any undrawn portion. As at June 30, 2009, CI had accessed $480 [December 31, 2008 - $600] by way of letters of credit.

The credit facility contains a number of financial covenants that require CI to meet certain financial ratios and financial condition tests. On June 26, 2009, the financial covenant regarding CI's assets under management was amended, such that they cannot fall below $35 billion for more than seven consecutive business days.

3. FINANCIAL INSTRUMENTS

Financial instruments have been classified on a basis consistent with the presentation in the 2008 audited consolidated financial statements.

In February 2009, other assets classified as available-for-sale of $8,176 was repaid to CI.

4. RISK MANAGEMENT

CI's financial instruments are exposed to the risks as disclosed in the 2008 audited consolidated financial statements. There has been no significant change to these risk factors during the three and six months ended June 30, 2009.

5. CAPITAL MANAGEMENT

CI's objectives in managing capital are to maintain a capital structure that allows CI to meet its growth strategies and build long-term shareholder value, while satisfying its financial obligations and meeting its long-term debt covenants and minimum regulatory capital requirements. As at June 30, 2009, CI met its current covenant and capital requirements.

CI's capital consists of the following:

	As at June 30, 2009	As at December 31, 2008
	$	$
Shareholders' equity	1,593,060	1,601,712
Long-term debt	871,500	999,401
Preferred shares issued by subsidiary	20,182	19,678
Total capital	**2,484,742**	2,620,791

6. SHARE CAPITAL

[a] Authorized and issued

A summary of the changes to CI's share capital pursuant to the Conversion from an income trust to a corporation on January1, 2009 is as follows:

Units	Number of units (in thousands)	$
Trust units, balance, December 31, 2008	**234,757**	**1,634,200**
Conversion to CI common shares	(234,757)	(1,634,200)
Trust units, balance, January 1, 2009 and thereafter	**–**	**–**
Exchangeable LP units, balance, December 31, 2008	**57,736**	**351,712**
Conversion to CI common shares	(57,736)	(351,712)
Exchangeable LP units, balance, January 1, 2009 and thereafter	**–**	**–**

Common Shares	Number of shares (in thousands)	$
Authorized:		
An unlimited number of common shares of CI		
Issued:		
Balance, December 31, 2008	**–**	–
Conversion from CI Trust units	234,757	1,634,200
Conversion from Exchangeable LP units	57,736	351,712
Common share repurchase	(990)	(6,894)
Issuance of share capital on vesting of deferred equity units	1,015	25,180
Common shares, balance, March 31, 2009	**292,518**	**2,004,198**
Common share repurchase	(195)	(1,162)
Issuance of share capital on vesting of deferred equity units	73	1,725
Common shares, balance, June 30, 2009	**292,396**	**2,004,761**

[b] Employee incentive stock option plan

A summary of the changes in CI's Employee Stock Option Plan is as follows:

	Number of options (in thousands)	Weighted average exercise price $
Options outstanding, December 31, 2008	**3,438**	**17.03**
Options granted	4,084	11.60
Options cancelled	(136)	41.14
Options outstanding, March 31, 2009	**7,386**	**13.58**
Options exercisable, March 31, 2009	**2,328**	**17.48**
Options granted	629	17.44
Options cancelled	(475)	15.40
Options exercised	(522)	17.96
Options outstanding, June 30, 2009	**7,018**	**13.48**
Options exercisable, June 30, 2009	**1,376**	**17.84**

Options outstanding and exercisable as at June 30, 2009 are as follows:

Exercise price $	Number of options outstanding (in thousands)	Weighted average remaining contractual life (years)	Number of options exercisable (in thousands)
11.60	3,975	4.7	–
12.57	966	4.4	–
15.59	359	4.8	–
17.04	555	0.9	555
18.15	777	1.0	777
18.20	341	4.9	–
18.94	14	1.5	14
19.34	2	1.1	2
20.02	5	0.8	5
23.06	10	1.6	10
23.09	3	2.3	2
26.70	8	0.5	8
29.95	3	0.1	3
11.60 to 29.95	**7,018**	**3.9**	**1,376**

[c] Compensation trust

A summary of the changes in the DEU Awards outstanding and the common shares repurchased by the compensation trust for the DEU Plan is as follows:

	Number of DEU's (in thousands)
DEU Awards outstanding, December 31, 2008	**2,000**
Granted	171
Vested	(1,015)
DEU Awards outstanding, March 31, 2009	**1,156**
Cancelled	(77)
Vested	(73)
DEU Awards outstanding, June 30, 2009	**1,006**

Common shares held by the compensation trust, December 31, 2008	**2,111**
Released on vesting	(1,015)
Common shares held by the compensation trust, March 31, 2009	**1,096**
Shares repurchased for DEU Plan	100
Released on vesting	(73)
Common shares held by the compensation trust, June 30, 2009	**1,123**

[d] Basic and diluted earnings per share

The weighted average number of common shares outstanding were as follows:

(in thousands)	**For the six months ended June 30, 2009**	**For the three months ended June 30, 2009**	For the six months ended June 30, 2008	For the three months ended June 30, 2008
Basic	**292,818**	**292,452**	279,366	279,127
Diluted	**294,083**	**293,242**	280,441	280,289

[e] Maximum share dilution

The following table presents the maximum number of common shares that would be outstanding if all the outstanding options as at July 31, 2009 were exercised:

(in thousands)	**$**
Common shares outstanding at July 31, 2009	292,404
DEU Awards outstanding	988
Options to purchase common shares	7,037
	300,429

7. SEGMENTED INFORMATION

CI has two reportable segments: Asset Management and Asset Administration. These segments reflect CI's internal financial reporting and performance measurement.

The Asset Management segment includes the operating results and financial position of CI Investments and United excluding AWM, which derive their revenues principally from the fees earned on the management of several families of mutual and segregated funds.

The Asset Administration segment includes the operating results and financial position of Blackmont and AWM and its subsidiaries, including Assante Capital Management Ltd. and Assante Financial Management Ltd. These companies derive their revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

Segmented information for the three month period ended June 30 is as follows:

	Asset Management		Asset Administration	
For the three months ended June 30,	**2009**	2008	**2009**	2008
(in thousands)	**$**	$	**$**	$
Management fees	**251,031**	316,865	**–**	–
Administration fees	**–**	–	**74,311**	98,675
Other revenues	**7,133**	10,785	**6,554**	8,254
Total revenues	**258,164**	327,650	**80,865**	106,929
Selling, general and administrative	**59,088**	60,302	**28,818**	34,401
Trailer fees	**74,534**	95,056	**–**	–
Investment dealer fees	**–**	–	**48,051**	67,513
Amortization of deferred sales commissions and fund contracts	**41,152**	36,465	**376**	376
Other expenses	**1,931**	5,175	**3,124**	2,664
Total expenses	**176,705**	196,998	**80,369**	104,954
Income before income taxes and non-segmented items	**81,459**	130,652	**496**	1,975
Interest expense				
(Provision for)/recovery of income taxes				
Net income				

Notes to Consolidated Financial Statements

[in thousands of dollars, except per share amounts]

June 30, 2009 and 2008

Segmented information for the three month period ended June 30 is as follows:

	Intersegment Eliminations		Total	
For the three months ended June 30,	**2009**	2008	**2009**	2008
(in thousands)	**$**	$	**$**	$
Management fees	**–**	–	**251,031**	316,865
Administration fees	**(19,944)**	(25,837)	**54,367**	72,838
Other revenues	**–**	–	**13,687**	19,039
Total revenues	**(19,944)**	(25,837)	**319,085**	408,742
Selling, general and administrative	**–**	–	**87,906**	94,703
Trailer fees	**(3,025)**	(3,659)	**71,509**	91,397
Investment dealer fees	**(15,871)**	(21,102)	**32,180**	46,411
Amortization of deferred sales commissions and fund contracts	**(857)**	(688)	**40,671**	36,153
Other expenses	**–**	–	**5,055**	7,839
Total expenses	**(19,753)**	(25,449)	**237,321**	276,503
Income before income taxes and non-segmented items	**(191)**	(388)	**81,764**	132,239
Interest expense			**(6,403)**	(12,948)
(Provision for)/recovery of income taxes			**(24,752)**	15,380
Net income			**50,609**	134,671

Notes to Consolidated Financial Statements

[in thousands of dollars, except per share amounts]

June 30, 2009 and 2008

Segmented information for the six month period ended June 30 is as follows:

	Asset Management		Asset Administration	
For the six months ended June 30,	**2009**	2008	**2009**	2008
(in thousands)	**$**	$	**$**	$
Management fees	**480,109**	617,870	**–**	–
Administration fees	**–**	–	**147,435**	200,063
Other revenues	**18,482**	23,857	**16,008**	17,460
Total revenues	**498,591**	641,727	**163,443**	217,523
Selling, general and administrative	**104,776**	103,668	**59,575**	68,825
Trailer fees	**143,171**	185,240	**–**	–
Investment dealer fees	**–**	–	**95,322**	138,380
Amortization of deferred sales commissions and fund contracts	**81,385**	71,262	**752**	752
Other expenses	**7,244**	10,848	**5,609**	5,411
Total expenses	**336,576**	371,018	**161,258**	213,368
Income before income taxes and non-segmented items	**162,015**	270,709	**2,185**	4,155
Interest expense				
(Provision for)/recovery of income taxes				
Net income				

	As at June 30, 2009	As at Dec. 31, 2008	**As at June 30, 2009**	As at Dec. 31, 2008
Identifiable assets	**1,959,173**	2,030,039	**508,459**	452,882
Goodwill	**858,703**	858,703	**267,181**	267,181
Total assets	**2,817,876**	2,888,742	**775,640**	720,063

Segmented information for the six month period ended June 30 is as follows:

	Intersegment Eliminations		Total	
For the six months ended June 30,	**2009**	2008	**2009**	2008
(in thousands)	**$**	$	**$**	$
Management fees	**–**	–	**480,109**	617,870
Administration fees	**(41,388)**	(52,794)	**106,047**	147,269
Other revenues	**–**	–	**34,490**	41,317
Total revenues	**(41,388)**	(52,794)	**620,646**	806,456
Selling, general and administrative	**–**	–	**164,351**	172,493
Trailer fees	**(5,972)**	(7,974)	**137,199**	177,266
Investment dealer fees	**(32,871)**	(44,563)	**62,451**	93,817
Amortization of deferred sales commissions and fund contracts	**(1,668)**	(1,333)	**80,469**	70,681
Other expenses	**–**	–	**12,853**	16,259
Total expenses	**(40,511)**	(53,870)	**457,323**	530,516
Income before income taxes and non-segmented items	**(877)**	1,076	**163,323**	275,940
Interest expense			**(12,860)**	(24,740)
(Provision for)/recovery of income taxes			**(41,054)**	22,843
Net income			**109,409**	274,043

	As at June 30, 2009	As at Dec. 31, 2008	**As at June 30, 2009**	As at Dec. 31, 2008
Identifiable assets	**(15,164)**	(14,286)	**2,452,468**	2,468,635
Goodwill	**–**	–	**1,125,884**	1,125,884
Total assets	**(15,164)**	(14,286)	**3,578,352**	3,594,519

[in thousands of dollars, except per share amounts]

8. RELATED PARTY TRANSACTIONS

CI entered into transactions related to the advisory and distribution of its mutual funds with Scotiabank. These transactions were in the normal course of operations and were recorded at the agreed upon exchange amounts. During the three months ended June 30, 2009, CI incurred charges for deferred sales commissions of $541 and trailer fees of $1,443, which were paid or payable to Scotiabank. The balance payable to Scotiabank as at June 30, 2009 of $497 [December 31, 2008 – $422] is included in accounts payable and accrued liabilities.

Scotiabank is the administrative agent for CI's revolving credit facility. As at June 30, 2009, CI had drawn long-term debt of $871,500 [December 31, 2008 – $999,401] in the form of bankers' acceptances of $868,000 [December 31, 2008 – $990,001] and a prime rate loan of $3,500 [December 31, 2008 – $9,400]. During the three months ended June 30, 2009, interest, standby and stamping fees of $6,381 was recorded as interest expense [six months ended June 30, 2009 – $12,695].

During 2008, CI provided a demand loan to one of its managed funds pursuant to a promissory note agreement. The loan facility is for a maximum of $50 million and interest is calculated at market rates. The loan is secured by the assets of the fund. As at June 30, 2009, $12,148 [December 31, 2008 – $32,605] is outstanding, including accrued interest, and is included in accounts receivable and prepaid expenses. During the three months ended June 30, 2009, interest of $77 [six months ended June 30, 2009 – $534] [three and six months ended June 30, 2008 – $6] was recorded and included in other income.

9. FUTURE ACCOUNTING CHANGE

In June 2009, the Canadian Accounting Standards Board amended CICA Section 3862, *Financial Instruments – Disclosures*, adopting the amendments to IFRS 7, *Financial Instruments: Disclosures*, issued in March 2009. The amendments are effective for annual financial statements relating to fiscal years ending after September 30, 2009. The amendments to Section 3862 require enhanced disclosures about fair value measurements, including the relative reliability of the inputs used in those measurements, and about the liquidity risk, of financial instruments. CI will adopt the amended standard in the annual consolidated financial statements for the year ending December 31, 2009. The adoption of this standard will have no impact on the financial position or results of operations of CI.

This Report contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause results to differ materially include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

On Aug 11, 2009, the Board of Directors declared cash dividends of $0.05 per share payable on September 15, October 15 and November 13, 2009 to shareholders of record August 31, September 30 and October 31, 2009, respectively.

CI Financial

CI Financial 2 Queen St. East, Twentieth Floor, Toronto, Ontario M5C 3G7 | www.ci.com

CI Investments

Assante WEALTH MANAGEMENT

BLACKMONT CAPITAL

Design & Production: CI Investments Creative Services Department. Printed in Canada on recycled paper using vegetable-based inks.

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports second quarter results; pre-tax operating earnings up 14%

TORONTO (August 11, 2009) – CI Financial Corp. ("CI") today released unaudited financial results for the quarter ended June 30, 2009.

HIGHLIGHTS	Quarter ended June 30, 2009 (millions except per share amounts)	Quarter ended March 31, 2009 (millions except per share amounts)	% change
Average Retail Assets Under Management	$53,727	$48,681	10
Gross Sales	$2,324	$2,132	9
Net Sales	$663	$178	272
EBITDA (adjusted) [1,2]	$135.8	$124.7	9
EBITDA Per Share (adjusted)[1,2]	$0.46	$0.43	9
Pre-Tax Operating Earnings Per Share[1]	$0.41	$0.36	14
Earnings Per Share (adjusted) [2,3]	$0.20	$0.17	18
Earnings Per Share	$0.17	$0.20	(15)
SG&A expenses (adjusted)[2]	57 bps	63 bps	(10)

[1]EBITDA (Earnings before interest, taxes, depreciation and amortization) and pre-tax operating earnings are not standardized earnings measures prescribed by GAAP; however, management believes that most of its shareholders, creditors, other stakeholders and investment analysts prefer to include the use of these performance measures in analyzing CI's results. CI's method of calculating these measures may not be comparable to similar measures presented by other companies. EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow.

[2]Adjusted for equity-based compensation expense.

[3]Adjusted for a one-time $8 million tax recovery recorded in the first quarter of 2009.

Fee-earning assets at June 30, 2009 were $87.4 billion, up 12% from $78.0 billion at March 31, 2009. This increase was attributable to improving markets and positive net sales of funds. Fee-earning assets were comprised of $55.6 billion in investment funds and pools at CI Investments Inc. and United Financial Corporation, $0.5 billion in structured products, $3.9 billion in institutional managed assets, $26.6 billion in dealer assets under administration at Assante Wealth Management (Canada) Ltd. and Blackmont Capital Inc., and $0.8 billion in other fee-earning assets.

Gross sales and net sales of funds for the three months ended June 30, 2009 were $2.3 billion and $663 million, respectively. Over the six-month period ended June 30, 2009, CI's net sales of long-term funds were $882 million, ranking it second in long-term net sales among all Canadian fund companies. CI's average retail assets under management in the second quarter were $53.7 billion, an increase of 10% from $48.7 billion in the first quarter.

As part of CI's continued commitment to keep costs in line with asset levels, selling, general and administrative ("SG&A") expenses, adjusted for equity-based compensation expense, in the second quarter were $76.7 million, or 0.57% of average retail assets under management. These figures compare to $75.7 million, or 0.63% of average retail assets under management, in the first quarter of 2009.

For the three-months ended June 30, 2009, CI reported pre-tax operating earnings per share of $0.41, an increase of 14% from $0.36 per share for the three-months ended March 31, 2009. After adjusting for equity-based compensation expense, CI reported $0.46 in EBITDA per share for the second quarter, up 9% from the prior quarter.

CI reported earnings per share of $0.17 in the second quarter of 2009 compared with $0.20 in the first quarter. The second quarter included income tax expenses of $24.8 million, compared with $16.3 million in the prior quarter, when a one-time $8.0 million income tax recovery was recorded. After adjusting for this income tax item in the first quarter and equity-based compensation expense, CI's earnings per share were up 18% for the consecutive quarters, to $0.20 per share.

At June 30, 2009, CI had long-term debt of $871.5 million, down $127.9 million from the beginning of the year. By August 10, 2009, CI had paid down a further $15.5 million of debt.

At August 10, 2009, CI's retail assets under management totalled $58.2 billion, a gain of $4.5 billion or 8% over the average level of assets for the second quarter. At current asset levels and margins, CI expects significant improvements to profitability for the remainder of the year.

In other matters, the Board of Directors declared monthly dividends of $0.05 per share payable on September 15, October 15 and November 13, 2009 to shareholders of record on August 31, September 30, and October 31, 2009, respectively. The monthly dividend of $0.05 per share represents a yield of 2.9% on CI's closing share price of $20.90 on August 10, 2009.

As of July 31 2009, CI had 292,396,103 shares outstanding.

For detailed financial statements for the quarter ended June 30, 2009, including Management's Discussion and Analysis, please refer to CI's website at www.ci.com/cix under Reports, or contact investorrelations@ci.com.

Analysts' Conference Call
Chief Executive Officer William T. Holland will host a conference call and webcast with analysts today at 4:00 p.m. Eastern time to discuss CI's second quarter results. The webcast will include a slide presentation and be available at www.ci.com/q2. Alternatively, investors may listen to the discussion by dialing (416) 644-3419 or 1-800-595-8550.

The call will be available for playback until August 25, 2009 at (416) 640-1917 or 1-877-289-8525 (passcode: 21311573, followed by the number sign). The webcast will be archived at www.ci.com/q2.

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

For further information:
Stephen A. MacPhail
President
CI Financial Corp.
(416) 364-1145

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions For Month Ending August 31, 2009

Toronto, August 14, 2009 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending August 31, 2009 payable on September 15, 2009 to unitholders of record as at August 31, 2009:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

CI Investments

2 Queen St. East, Twentieth Floor
Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX SYMBOL: CIX**

CI Investments completes fund mergers

TORONTO (August 17, 2009) – CI Investments Inc. ("CI") announced today that it has completed the merger of 16 mutual funds into other funds in the CI lineup.

With the mergers, which became effective after the close of business Friday, August 14, CI has streamlined and simplified its lineup while continuing to offer a broad selection of investment funds.

The mergers took place as follows:

Terminated Fund	Continuing Fund
Blackmont Corporate Bond Fund	Signature Corporate Bond Corporate Class
CI Global Balanced Corporate Class	CI International Balanced Corporate Class
CI Global Biotechnology Corporate Class	CI Global Health Sciences Corporate Class
CI Global Consumer Products Corporate Class	CI Global Value Corporate Class
CI Global Financial Services Corporate Class	CI Global Value Corporate Class
Knight Bain Canadian Bond Fund	Signature Canadian Bond Fund
Knight Bain Corporate Bond Fund	Signature Canadian Bond Fund
Knight Bain Diversified Monthly Income Fund	Signature Global Income & Growth Fund
Knight Bain Pure Canadian Equity Fund	Signature Select Canadian Fund
Knight Bain Small Cap Fund	CI Can-Am Small Cap Corporate Class
Signature Canadian Asset Allocation Fund	Signature Canadian Balanced Fund
Synergy Canadian Style Management Corporate Class	Synergy Canadian Corporate Class
Synergy Focus Canadian Equity Fund	Synergy Canadian Corporate Class
Synergy Focus Global Equity Fund	Synergy Global Corporate Class
Synergy Global Style Management Corporate Class	Synergy Global Corporate Class
Signature Long-Term Bond Fund	Signature Canadian Bond Fund

Where required, the mergers were approved by securityholders in meetings held on August 10, 2009.

In addition, securityholders of Signature Corporate Bond Fund and Signature Corporate Bond Corporate Class approved a change in the funds' investment objectives to permit increased exposure to investment-grade corporate bonds and to remove the restriction to invest mainly in Canadian securities. Effective July 1, 2009, CI reduced the annual management fees of the two funds to 1.70% from 2.0% for Class A, and to 0.85% from 1.50% for Class F.

CI Investments **News Release**

CI Investments Inc. is one of Canada's largest investment management companies. It offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com. CI is a subsidiary of CI Financial Corp. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $89.5 billion in fee-earning assets as of July 31, 2009.

-30-

For further information:
Murray Oxby
Director, Communications
CI Investments Inc.
(416) 681-3254

Placements CI

2, rue Queen Est, Vingtième étage
Toronto (Ontario) M5C 3G7
Téléphone : 416-364-1145 Sans frais : 1-800-268-9374
www.ci.com

Communiqué

POUR DIFFUSION IMMÉDIATE **SYMBOLE TSX : CIX**

Placements CI complète la fusion de certains fonds

TORONTO (17 août 2009) – Placements CI (« CI ») a annoncé aujourd'hui avoir complété la fusion de 16 fonds communs avec d'autres fonds de la gamme CI.

Ces fusions, qui sont entrées en vigueur à la fermeture des bureaux le vendredi 14 août, permettent à CI de simplifier sa gamme tout en continuant d'offrir une vaste sélection de fonds de placement.

Les fusions sont les suivantes :

Fonds clôturé	Fonds prorogé
Fonds d'obligations de sociétés Blackmont	Catégorie de société obligations de sociétés Signature
Catégorie de société mondiale équilibrée CI	Catégorie de société équilibrée internationale CI
Catégorie de société biotechnologie mondiale CI	Catégorie de société sciences de la santé mondiales CI
Catégorie de société produits de consommation mondiaux CI	Catégorie de société valeur mondiale CI
Catégorie de société services financiers mondiaux CI	Catégorie de société valeur mondiale CI
Fonds d'obligations canadiennes Knight Bain	Fonds obligations canadiennes Signature
Fonds d'obligations de sociétés Knight Bain	Fonds obligations canadiennes Signature
Fonds diversifié de revenu mensuel Knight Bain	Fonds mondial de revenu et de croissance Signature
Fonds d'actions canadiennes pur Knight Bain	Fonds canadien sélect Signature
Fonds à petite capitalisation Knight Bain	Catégorie de société petite capitalisation can-am CI
Fonds canadien de répartition stratégique Signature	Fonds équilibré canadien Signature
Catégorie de société gestion de style canadien Synergy	Catégorie de sociétés canadiennes Synergy
Fonds d'actions canadiennes focus Synergy	Catégorie de sociétés canadiennes Synergy
Fonds d'actions mondiales focus Synergy	Catégorie de société mondiale Synergy
Catégorie de société gestion de style mondial Synergy	Catégorie de société mondiale Synergy
Fonds d'obligations à long terme Signature	Fonds obligations canadiennes Signature

Les fusions ont été approuvées par les porteurs de titres lors des réunions tenues le 10 août 2009, le cas échéant.

En outre, les porteurs de titres du Fonds d'obligations de sociétés Signature et de la Catégorie de société d'obligations de sociétés Signature ont approuvé un changement des objectifs de placements des fonds afin de permettre une plus grande exposition aux obligations de société à

cote élevée de solvabilité et de supprimer la restriction d'investir principalement dans des titres canadiens. En date du 1er juillet 2009, CI a réduit les frais de gestion annuels de ces deux Fonds, passant de 2,0 % à 1,70 % pour la catégorie A, et de 1,50 % à 0,85 % pour la catégorie F.

Placements CI est une des plus importantes sociétés de gestion de placements du Canada. Elle offre une large gamme de produits et services de placement, dont l'une des plus importantes sélections de fonds communs de l'industrie, et est sur le Web à l'adresse www.ci.com. CI est une filiale de CI Financial Corp. (TSX : CIX.UN), une firme de gestion d'actif indépendante sous contrôle canadien qui gérait des actifs rapportant des commissions d'environ 89,5 milliards de dollars au 31 juillet 2009.

-30-

Pour de plus amples renseignements, veuillez communiquer avec :
Murray Oxby
Directeur des communications
Placements CI
416-681-3254

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces Distribution for Month Ending August 31, 2009

Toronto, August 5, 2009 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending August 31, 2009 of $0.04167 per Priority Equity Share payable on August 31, 2009 to unitholders of record as at August 15, 2009.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about the Termination Date to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's Priority Equity Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

J:\ci\cii\funds\skylon\distributions\distributions\2009\august\rel-cxc (aug09).doc

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions For Month Ending August 31, 2009

Toronto, August 14, 2009 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending August 31, 2009 payable on September 15, 2009 to unitholders of record as at August 31, 2009:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

CI Investments®

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: TCZ **FOR IMMEDIATE RELEASE**

TRIDENT PERFORMANCE CORP. II MAKES A NORMAL COURSE ISSUER BID

Toronto, August 28, 2009 – Trident Performance Corp. II (the "Corporation") intends to purchase for cancellation up to 449,060 of its Shares by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 449,060 Shares represent 10% of the public float of the Corporation being 4,490,600 Shares as at August 25, 2009. The number of issued and outstanding Shares as at August 25, 2009 is 4,510,000.

The purchases may commence on September 1, 2009 and will terminate on August 31, 2010, or on such earlier date as the Corporation may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Corporation at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange. The Corporation will not purchase in any given 30-day period, in aggregate, more then 90,200 Shares, being 2% of the issued and outstanding Shares as of the date hereof.

This is the Corporation's first normal course issuer bid.

For more information, please contact:

David R. McBain
Senior Vice-President
CI Investments Inc.
Tel.: 416-364-1145
Toll Free: 1-800-268-9374